SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for February 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
Sasol hosting visit to Qatar GTL plant
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SASOL LIMITED - Sasol hosting visit to Qatar GTL plant.

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

(ISIN: ZAE000006896)
Share codes:
JSE - SOL

NYSE - SSL ("Sasol")

Sasol hosting visit to Qatar GTL plant

Over the 50 years of Sasol's operations, the company has developed a competitive advantage in synthetic fuels technology, which it has applied to convert coal, and now also natural gas, into liquid fuels in South Africa. One of Sasol's key growth drivers is to grow a global business, based on the use of this technology, known as gas-to-liquids (GTL), to convert natural gas into low-emission diesel. The first project, Oryx GTL, where Sasol has a 49% stake, is currently under construction in Qatar. Sasol is today hosting a visit for analysts and investors to the Oryx GTL plant. As part of this visit, a set of presentations covering the history, technology, financing, implementation, operations and marketing aspects of this project will be discussed with the attending investors and analysts. These presentations have been posted at http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid =8200002&rootid=3

28 February 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 28 February 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary